EXHIBIT 99.1

OFFICER’S CERTIFICATE

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission

I, Darcy Daubaras, Chief Financial Officer of Extorre Gold Mines Limited, (the “Corporation”), do hereby certify on behalf of the Corporation and not in my personal capacity that:

(a)
Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") Part 2, section 2.20, a reporting issuer may abridge the time prescribed by sections 2.1(b), 2.2(1) and 2.5(1) of NI 54-101 for the establishment of meeting and record dates to a lesser period;

(b)
The Corporation is relying on section 2.20 of NI 54-101 to abridge the time prescribed for the sending of the notification of its annual meeting of Shareholders scheduled to be held on June 25, 2012 (the "Meeting") to all depositories, securities regulators and the TSX Venture Exchange; and

(c)	In reliance on section 2.20 of NI 54-101, the undersigned certifies that the Corporation has:

(i)
made arrangements to have the management proxy materials relating to the Meeting sent in compliance with NI 54-101 to all registered and beneficial shareholders as of May 14, 2012, on or before May 30, 2012, a date that was at least 21 days before the date fixed for the Meeting; and

(iI)	made arrangements to carry out all of the requirements of NI 54-101 in addition to those described in the preceding subparagraph (i).

DATED: June 25, 2012

EXTORRE GOLD MINES LIMITED

Per:	“Signed”
Darcy Daubaras
Chief Financial Officer